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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER

            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                           -------------------------

                             HARMONY HOLDINGS, INC.
                           (Name of Subject Company)

                             HARMONY HOLDINGS, INC.
                       (Name of Person Filing Statement)

                          COMMON STOCK $.01 PER SHARE
                         (Title of Class of Securities)

                                    41322310
                     (CUSIP Number of Class of Securities)

                           -------------------------

                                WILLIAM M. TOLES
                                 GERALD GERMAIN
                      RELATED PARTY TRANSACTION COMMITTEE
                           OF THE BOARD OF DIRECTORS
                             HARMONY HOLDINGS, INC.
                            5501 EXCELSIOR BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                                 (612) 925-8840
      (Name, Address and Telephone numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                                With a copy to:

                            ALBERT A. WOODWARD, ESQ.
              LEONARD, STREET AND DEINARD PROFESSIONAL ASSOCIATION
                             150 SOUTH FIFTH STREET
                                   SUITE 2300
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 335-1500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates to an offer by iNTELEFILM Corporation, a Minnesota corporation ("iNTELEFILM"), and owner of approximately fifty-five percent (55%) of the outstanding common stock of Harmony Holdings, Inc. ("Harmony"), to acquire the remainder of the outstanding shares of common stock of Harmony not currently owned by iNTELEFILM. By an offering document dated November 27, 2000, iNTELEFILM offered to exchange one share of its common stock for every 13.75 outstanding shares of common stock of Harmony. iNTELEFILM's obligation to exchange its common stock for Harmony common stock is subject to several conditions, including the condition that stockholders of Harmony validly tender, and do not withdraw, a sufficient number of shares of Harmony common stock which, together with shares of Harmony stock owned by iNTELEFILM, constitute at least 90% of the outstanding shares of Harmony common stock upon expiration of the offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

     The offer of iNTELEFILM is being made to the stockholders of Harmony whose address and telephone number are 5501 Excelsior Boulevard, Minneapolis, Minnesota 55416; Telephone No. (612) 925-8840. This Schedule 14D-9 relates to shares of Harmony common stock, par value $.01 per share. As of November 24, 2000, Harmony had 7,506,600 shares of common stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Schedule 14D-9 is being filed by Harmony, the subject of the offer described above. The business address and telephone number of Harmony is set forth above.

     (b) The Exchange Offer is being made by iNTELEFILM, the holder of 4,139,562 shares of Harmony common stock or approximately fifty-five percent (55%) of the outstanding common stock of Harmony. iNTELEFILM has proposed to exchange one share of its common stock, par value $.01 per share for each 13.75 shares of outstanding Harmony common stock that it does not already own, subject to a minimum tender condition. The address of the principal executive offices of iNTELEFILM and its telephone number are the same as the address and telephone number for Harmony

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     iNTELEFILM controls Harmony. As described above, iNTELEFILM owns approximately fifty-five percent (55%) of the outstanding common stock of Harmony. Harmony also owes iNTELEFILM approximately $3.2 million for advances made to Harmony by iNTELEFILM pursuant to promissory notes. These loans are in default. In addition, as of September 30, 2000, Harmony was indebted to iNTELEFILM to the extent of approximately $2.7 million pursuant to advances, for a total indebtedness of approximately $5.9 million. iNTELEFILM is not obligated to continue funding Harmony's operating losses and does not intend to continue such funding if its offer is unsuccessful. Certain executive officers and directors of iNTELEFILM also serve as executive officers or directors of Harmony. Mr. Dahl serves as the Chairman of the Board, President and Chief Executive Officer of both iNTELEFILM and Harmony. Messrs. Gilbertson and Smith serve as the Chief Operating Officer and Chief Financial Officer, respectively, iNTELEFILM and Harmony. Ms. Theis serves as the Secretary and General Counsel of both iNTELEFILM and Harmony. Messrs. Perkins and Cameron are directors of both iNTELEFILM and Harmony.

     Since August 1998, iNTELEFILM and Harmony have received administrative, legal and accounting services from Media Management, LLC ("MMLLC"), an entity owned by Christopher T. Dahl, Chairman of the Board, President and Chief Executive Officer of both iNTELEFILM and Harmony, and Richard W. Perkins, a non-employee member of the board of directors of both iNTELEFILM and Harmony. iNTELEFILM currently pays a set monthly fee of $125,000 for such services. All outside services directly attributable to iNTELEFILM are billed directly to iNTELEFILM. Employees of MMLLC also provide similar services to Harmony for which Harmony currently pays a set monthly fee of
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$55,000. The following information provides additional detail regarding the relationship between iNTELEFILM, Harmony and MMLLC: iNTELEFILM paid MMLLC an aggregate of $745,000 for services during 1998, $370,000 of which was paid in conjunction with expenses incurred in the sale of iNTELEFILM's radio stations. iNTELEFILM paid MMLLC an aggregate of $1,095,000 for services during 1999, $550,000 of which was paid in conjunction with expenses incurred in the sale of iNTELEFILM's radio stations. Harmony paid MMLLC an aggregate of $463,720 for such services during its fiscal year ended June 30, 1999. The salaries of three officers of iNTELEFILM, James G. Gilbertson, Steven C. Smith and Jill J. Theis, are paid by MMLLC. The services of Chief Operating Officer, Chief Financial Officer and General Counsel are rendered by Messrs. Gilbertson, Smith and Ms. Theis, respectively, on a shared basis with Harmony. In August 1998, MMLLC entered into a consulting arrangement with Mr. Perkins pursuant to which Mr. Perkins provided consulting services to iNTELEFILM in connection with the restructuring of iNTELEFILM following its sale of radio stations. Mr. Perkins was not paid for such services during 1998. Through MMLLC, iNTELEFILM paid Mr. Perkins $170,000 for such services during 1999. MMLLC terminated the foregoing consulting arrangement effective December 31, 1999. MMLLC also has a consulting arrangement with William E. Cameron, a non-employee member of iNTELEFILM's the board of directors of iNTELEFILM and Harmony, pursuant to which Mr. Cameron provides consulting services to iNTELEFILM and Harmony in connection with the ongoing business strategies of such entities. Through MMLLC, Harmony paid Mr. Cameron $36,000 and $45,061 for such services during 1998 and 1999, respectively.

     In connection with the July 1997 acquisition by iNTELEFILM of Harmony shares, iNTELEFILM borrowed an aggregate of $1.25 million from three parties:
Rodney P. Burwell, a former director of iNTELEFILM, Pyramid Partners, L.P., an entity of which Perkins Capital Management, Inc. ("PCM") is the managing partner, and William M. Toles, a shareholder of iNTELEFILM. Mr. Perkins, a director of both iNTELEFILM and Harmony, is President and Chief Executive Officer of PCM. Mr. Toles is a member of the board of directors of Harmony and is one of the two members of the Related Party Transaction Committee of the Harmony board. Their loans were evidenced by notes bearing interest at 10% per annum, initially payable in July 1998, and amended in June 1998 to be payable in October 1998. Warrants to purchase an aggregate of 125,000 iNTELEFILM shares at $4.00 per share were issued to those lenders in July 1997. In connection with the June 1998 amendment to such notes, (a) the interest rate on the note issued to Mr. Burwell was increased to 20% per annum effective July 1998, (b) an additional warrant to purchase 25,000 iNTELEFILM shares at $3.0625 per share was issued to Pyramid Partners, L.P., and (c) an additional warrant to purchase 12,500 iNTELEFILM shares at $3.0625 per share was issued to Mr. Toles. In November 1998, iNTELEFILM repaid Messrs. Perkins, Toles and Burwell in full.

     Messrs. Dahl, Perkins and Cameron are directors of both iNTELEFILM and Harmony. In January 1998, iNTELEFILM received proceeds of $611,000 and paid debt issuance costs of $39,000 through the issuance of a note payable to Harmony with a face amount of $650,000. The note payable bore interest at 15% per annum, was unsecured and was due upon demand. In May 1998, iNTELEFILM repaid $322,863 of principal on the note and $36,062 of interest which had accrued through May 1998. iNTELEFILM repaid the entire note along with accrued interest in June 1998.

     In April 1998, iNTELEFILM assigned to Pyramid Partners, L.P.; Perkins & Partners, Inc., Profit Sharing Plan & Trust; and Christopher T. Dahl and State Bank of New Prague Joint Account all of its right to purchase 225,000 shares of common stock of Harmony at $2.50 per share from Glenn B. Laken, a stockholder of Harmony. Pyramid Partners, L.P. is an entity of which PCM is the managing partner. Mr. Perkins, a director of both iNTELEFILM and Harmony, is President and Chief Executive Officer of PCM. Mr. Perkins is also President of Perkins & Partners, Inc. Mr. Dahl is President, Chief Executive Officer and Chairman of both iNTELEFILM and Harmony.

     In November 1998, iNTELEFILM repurchased the 225,000 shares of common stock of Harmony at $2.75 from Pyramid Partners, L.P.; Perkins & Partners, Inc., Profit Sharing Plan & Trust; and Christopher T. Dahl and State of New Prague Joint Account.

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     From November 1998 to March 2000, iNTELEFILM advanced Harmony operating funds under notes receivable, of which approximately $3.2 million remained outstanding as of March 1, 2000. The notes receivable bear an interest rate of 14%. On March 22, 2000, iNTELEFILM called these notes. As a result of Harmony's inability to repay the notes within the 30-day demand period, on May 1, 2000, iNTELEFILM granted Harmony a temporary forebearance of the default to allow Harmony time to consider its alternatives. In addition to the foregoing notes, iNTELEFILM had advanced Harmony an additional $2.7 million to fund Harmony's operating losses as of September 30, 2000, resulting in total indebtedness to iNTELEFILM of approximately $5.9 million as of that date. iNTELEFILM is not obligated to continue such funding and does not intend to continue such funding if its offer is unsuccessful.

     On June 30, 1998, iNTELEFILM exercised its stock options to purchase 750,000 Harmony shares for $1.50 per share. These options were purchased from third parties by iNTELEFILM in previous transactions for consideration totaling $790,000. Additionally, 550,000 of such options were purchased from Harvey Bibicoff, Harmony's former Chief Executive Officer concurrent with iNTELEFILM's initial investment in Harmony.

     Effective as of August 1, 1999, iNTELEFILM purchased the option agreement entered into by Harmony and the four principal executives of Curious Pictures Corporation dated December 15, 1996, from Curious Picture's management. Under the option agreement, Curious Picture's management could earn the right to purchase 50% of the outstanding stock of Curious Pictures from Harmony upon the achievement of certain specified financial goals. Pursuant to iNTELEFILM's purchase agreement and based on the results of operations of Curious Pictures, it was agreed by all parties that Curious Picture's management's rights to purchase the 50% equity interest in Curious Pictures had fully vested and were exercisable for consideration totaling $50. Following its purchase of the option agreement, iNTELEFILM acquired 50% of Curious Pictures through the exercise of stock options granted under the option agreement. iNTELEFILM also acquired a 1% equity interest in Curious Pictures owned by Curious Picture's management that was initially conveyed to Curious Picture's management upon signing the option agreement. The consideration paid to Curious Picture's management by iNTELEFILM for the aforementioned acquisitions aggregated $3.0 million, consisting of $1.5 million in cash and a $1.5 million note receivable bearing an interest rate of 8% per year, which was paid on May 31, 2000. As a result of the aforementioned transaction, iNTELEFILM came to own 51% of the outstanding stock of Curious Pictures and Harmony came to own 49% of the outstanding stock of Curious Pictures.

     In addition, as of January 1, 1999, Curious Pictures entered into new five-year employment agreements with each of the four members of Curious Picture's management. As part of the compensation to be paid to Curious Picture's management, at the end of each employment year, each member of Curious Picture's management was granted the right to purchase from Harmony, one share of Curious Pictures, representing 1% of the capital stock of Curious Pictures. As a result, if all of the members of Curious Picture's management exercise all of their new options over the five-year term of their employment agreements, iNTELEFILM will own 51% of the Curious Pictures stock, Curious Picture's management will collectively own 20%, and Harmony will own the remaining 29%. Additionally, iNTELEFILM granted Curious Picture's management warrants to purchase 300,000 shares of iNTELEFILM's common stock for approximately $1.92 per share.

     iNTELEFILM, Harmony, and Curious Picture's management also entered into a stock agreement effective as of August 1, 1999. Under this agreement, the members of Curious Picture's management were granted the right to sell to iNTELEFILM the shares of Curious Pictures that they earn from Harmony (the put right), and iNTELEFILM obtained the right to purchase such shares from Curious Picture's management (the call right). The price to be paid by iNTELEFILM to Curious Picture's management under such put or call is $96,774 per share. These options have been valued at their intrinsic value as of August 1, 1999 ($54,000 per option). The related compensation expense will be recognized ratably over the employment agreement service period and reflected as a minority interest on iNTELEFILM's balance sheet. Further, the minority interest will be ratably accreted to the value of management's put right ($96,774 per share) over the time period from the option vesting date to the date that the put right may be exercised. During the nine month period ended September 30, 2000, iNTELEFILM recognized
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compensation expense of $310,697, resulting in a minority interest valuation aggregating $417,629 at September 30, 2000 and $139,947 at December 31, 1999.

     In February 2000, webADTV.com, Inc., a subsidiary of iNTELEFILM, granted certain officers of iNTELEFILM and the non-employee directors of iNTELEFILM and Harmony the right to purchase certain shares of webADTV common stock. Messrs. Germain and Toles each received options to purchase 25,000 shares of webADTV common stock at an exercise price of $0.02 per share, the fair market value of such shares at the time of grant. In June 2000, in connection with the appointment of Mr. Germain to webADTV's board of advisors, Mr. Germain received options to purchase up to 40,000 additional shares of webADTV common stock at an exercise price of $0.10 per share, the fair market value of such shares at the time of grant.

     In August 2000, iNTELEFILM, Harmony and their subsidiaries entered into an accounts receivable based loan and security agreement with General Electric Capital Corporation. This loan and security agreement provides for borrowings for working capital under a revolving line of credit with availability based on acceptable accounts receivable. All parties to the agreement cross-collateralize all borrowings.

     iNTELEFILM guarantees the New York office space for The End, a subsidiary of Harmony. The lease is for ten years ending in August 2009 at a monthly rate of $9,282.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Three of the five members of the board of directors of Harmony are also directors of iNTELEFILM. In view of the potential conflicts that could develop between iNTELEFILM and Harmony, such as those described above, the board of directors in 1998 formed a Related Party Transaction Committee, which currently consists of the two directors who are not affiliates of iNTELEFILM. The Related Party Transaction Committee, after consultation with counsel and after review of the offering materials that were sent to the stockholders of Harmony by iNTELEFILM with respect to the Exchange Offer, concluded that the Company will express no opinion with respect to the Exchange Offer and will remain neutral toward the Exchange Offer. The Committee has determined that the offering materials adequately disclose all of the relevant information necessary for the stockholders of Harmony to make an informed judgment as to whether they should exchange their Harmony shares for iNTELEFILM shares pursuant to the Exchange Offer. Given the complex interrelationships between Harmony and iNTELEFILM, the fact that Harmony currently is in default on its indebtedness to iNTELEFILM, and that Harmony is totally dependent upon iNTELEFILM, the Related Party Transaction Committee concluded that it was not possible for the Committee on behalf of the Company to express a disinterested recommendation. The Exchange Offer is being made directly to the Harmony stockholders and the Committee believes that such stockholders have adequate information with respect to iNTELEFILM and the Exchange Offer, and are able to make an informed decision with respect to whether or not the Exchange Offer is fair and in their individual best interests.

     The members of the Related Party Transaction Committee do not directly own any shares of Harmony common stock. Each member of the Committee has an option to acquire 75,000 shares of Harmony common stock. The Committee members have indicated to the Company that they do not presently intend to exercise such stock options prior to the completion of the Exchange Offer.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Except for the retention of counsel to advise the Related Party Transaction Committee of the board of directors, Harmony has not retained any person to make solicitations or recommendations in connection with the proposed Exchange Offer.

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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     There have been no transactions in the common stock of Harmony during the past 60 days which involved Harmony, or any directors, officers or affiliates of Harmony, including iNTELEFILM and any of its executive officers, directors or any other subsidiary of iNTELEFILM or Harmony

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Neither Harmony nor the Related Party Transaction Committee has engaged in any negotiations with respect to the Exchange Offer or with respect to any extraordinary transaction, such as a merger, reorganization or liquidation involving Harmony, any purchase, sale or transfer of any material amount of its assets or the assets of any of its subsidiaries or any material change in its indebtedness or capitalization.

ITEM 8. ADDITIONAL INFORMATION.

     None.

ITEM 9. EXHIBITS

     None.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            HARMONY HOLDINGS, INC.

                                            By:    /s/ WILLIAM M. TOLES
                                              ----------------------------------
                                                       William M. Toles

                                            By:     /s/ GERALD GERMAIN
                                              ----------------------------------
                                                        Gerald Germain

                                            Related Party Transaction Committee
                                            of the Board of Directors
December 5, 2000
Date

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